UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Instructure, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45781U103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A

CUSIP No. 45781U103	Page 2 of 8

1.	Names of Reporting Persons. Epic Venture Fund IV, LLC (“EVF IV”)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,676,523, except that Epic Management Partners, LLC (“EMP”), the investment manager of EVF IV, may be deemed to have sole power to vote these shares, and Kent Madsen (“Madsen”) and E. Nicholaus Efstratis (“Efstratis”), the managers of EMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

1,676,523, except that EMP, the investment manager of EVF IV, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,523
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.87%(1)
12.	Type of Reporting Person OO

(1) Based upon the 28,554,000 shares of Common Stock issued and outstanding on December 31, 2016 as reported in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission on February 10, 2017.

13G/A

CUSIP No. 45781U103	Page 3 of 8

1.	Names of Reporting Persons. Zions SBIC, L.L.C. (“Zions SBIC”)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

691,989, except that ZWMC IV, L.L.C. (“ZWMC”) the investment manager of Zions SBIC, may be deemed to have sole power to vote these shares, and Madsen and Efstratis, the managers of ZWMC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

691,989, except that ZWMC, the investment manager of Zions SBIC, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,989
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.42%(1)
12.	Type of Reporting Person OO

(1) Based upon the 28,554,000 shares of Common Stock issued and outstanding on December 31, 2016 as reported in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission on February 10, 2017.

13G/A

CUSIP No. 45781U103	Page 4 of 8

1.	Names of Reporting Persons. Kent Madsen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,555
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,555
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0009%(1)
12.	Type of Reporting Person IN

(1) Based upon the 28,554,000 shares of Common Stock issued and outstanding on December 31, 2016 as reported in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission on February 10, 2017.

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CUSIP No. 45781U103	Page 5 of 8

1.	Names of Reporting Persons. E. Nicholaus Efstratis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,555
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,555
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0009%(1)
12.	Type of Reporting Person IN

(1) Based upon the 28,554,000 shares of Common Stock issued and outstanding on December 31, 2016 as reported in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission on February 10, 2017.

13G/A

CUSIP No. 45781U103	Page 6 of 8

ITEM 1.

(a) Name of Issuer:

Instructure, Inc. (“Company”)

(b) Address of Issuer's Principal Executive Offices:

6330 South 3000 East, Suite 700

Salt Lake City, Utah 84121

ITEM 2.

(a) Name of Person Filing:

Epic Venture Fund IV, LLC

Zions SBIC, L.L.C.

Kent Madsen

E. Nicholaus Efstratis

(b) Address of Principal Business Office of Each Reporting Person Listed Above:

15 W. South Temple #500

Salt Lake City, Utah 84101

(c) Citizenship:

Epic Venture Fund IV, LLC        Delaware

Zions SBIC, L.L.C.                       Delaware

Kent Madsen                                U.S.

E. Nicholaus Efstratis                   U.S.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

(e) CUSIP Number:

45781U103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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CUSIP No. 45781U103	Page 7 of 8

ITEM 4. OWNERSHIP.

The following information with respect to the ownership of the Common Stock of the Company by persons filing this Schedule 13G is provided as of December 31, 2016.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the operating agreements of EVF IV and Zions SBIC, the members of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a member.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

13G/A

CUSIP No. 45781U103	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

EPIC VENTURE FUND IV, LLC

By:	Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

ZIONS SBIC, L.L.C., Investment Manager

By:	ZWMC IV, L.L.C.

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

KENT MADSEN

/s/ Kent Madsen

E. NICHOLAUS EFSTRATIS

/s/ E. Nicholaus Efstratis